2006

RocheBay PLC

NOTICE OF ANNUAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN, that the Annual General Meeting of Members of Roche Bay Public Limited Company will be held on Tuesday, the 20th day of June 2006, at the hour of 19:00 (Gibraltar time), at the offices of Fidecs Management Limited, 8-10 Queensway, Montague Pavilion, Gibraltar, and on the Internet at www.rochebay.gi, for the purposes described in this Notice. Members are cordially invited to attend this meeting.

1. To elect 4 Directors, 3 for 3-year terms, and 1 for a 2-year term.
2. To appoint auditors for the year ending 31 March 2007.
3. To table the financial statements for the year ended 31 March 2006.
4. To approve and ratify all acts and resolutions of the Board of Directors since the last annual meeting of Members of the Company.
5. To transact any further business as may properly come before the meeting.

Dated this 30th day of May 2006.

By Order of the Board of
Roche Bay plc

Peter Vanderwicken, A.B.
Chairman of the Board

Benjamin J. Cox, MBA
President/CEO and Director

Members who are unable to attend the meeting in person are requested to date, sign, and return the enclosed form of proxy in the envelope provided for that purpose, or to fax it to +44.207.504.3593, or in the States to +1.503.296.2163 or any Roche Bay office. The proxy will be available for voting at the Roche Bay website, www.rochebay.gi, from 6 June 2006. The proxy will also be accepted if sent in electronic form to proxy@rochebay.gi. Even if you plan on attending the meeting electronically we would appreciate your proxy before the meeting and you will still be allowed to vote in person at the meeting. There is always a possibility that the phone lines or the Internet will be down at the time of the meeting and sending in the proxy ensures your vote will be counted. Please note: the audited financial statements and information circular will be available at: www.rochebay.gi/investor/corpinfo.shtml.

Dlw 8/16

82-34988

2006

RocheBay PLC

PROXY

SOLICITED BY MANAGEMENT

I/We ____ being a member of the above Company with shares HEREBY APPOINT Peter Vanderwicken, Benjamin J. Cox, John Abernethy and Fidecs Management Limited, each with full power to act without the others and each with full power of substitution, or in lieu of the foregoing ________________ ____________________________ to be my/our proxy to vote for me/us at the meeting of members to be held in Gibraltar, and on the Internet at www.rochebay.gi on the 20th day of June 2006, at the hour of 19:00 hours (Gibraltar Time), or at any adjournment thereof.

(a) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) the election of **John W. Abernethy**, Director, for a three year term.

(b) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) the election of **Pelagie Sharp**, Director, for a three year term.

(c) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) the election of **Danie Botes**, Director, for a three year term.

(d) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) the election of **Melinda Moore**, Director, for a two year term.

(e) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) the appointment of **Moore Stephens, Chartered Accountants**, Gibraltar, for Auditors of the Company for the year ending 31 March 2007.

(f) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) to approve and ratify all acts and resolutions of the Board of Directors since the last annual meeting of the members of the Company.

Signed this ______ day of __________________ 2006

____

Signature of Member (name to be written exactly as it appears to the left, or on your share certificate, or Signature of Member and Intermediary's Name in which the shares are held)

Number of shares owned:

For voting on-line, you will need both: **Username:** **Password:**

Shareholders are requested to confirm or provide the following information:

Citizenship: ________________________________

Occupation: ________________________________

Phone #: ________________________________

Email: ________________________________

NOTE:

(1) EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A MEMBER, TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS SPECIFIED ABOVE. Such right may be exercised by inserting the name of the person to be appointed in the space provided after "in lieu of the foregoing," or by completing another proper form of Proxy. Each member can vote their proxy and attend the meeting and vote in person or vote electronically. The Record Date for the meeting is 4 MAY 2006.

(2) If this form of Proxy is to be utilized, it must be dated and signed by the member, or by an Attorney duly authorized in writing, or, if the member is a Corporation, under its Corporate Seal or under the hand of an Officer or Attorney thereof duly authorized. This proxy is acceptable if sent by electronic form to proxy@rochebay.gi, and also can be voted at the Roche Bay Web Site www.rochebay.gi from 6 June 2006. Faxed copies are acceptable if sent to +44.207.504.3593, or in the States to +1.503.296.2163, or any of the Roche Bay corporate offices.

(3) Unless otherwise specified, the shares represented by this Proxy instrument will be voted. If the choice is specified with respect to the matter to be dealt with at the meeting referred to above, such shares will be voted in accordance with the specifications made. IF NO CHOICE IS SPECIFIED, it is presently intended to vote such shares for the approval of all matters set out in the notice; including the election of JOHN W. ABERNETHY, PELAGIE SHARP and DANIE BOTES, each for a 3-year term, and the election of MELINDA MOORE for a 2-year term, and the appointment of MOORE STEPHENS, Chartered Accountants, as auditors, and THIS PROXY CONFERS DISCRETIONARY AUTHORITY TO DO SO. This Proxy also confers authority for the above named to vote in his/their discretion with respect to amendments or variations to the matters identified in the Notice of Annual Meeting accompanying this Proxy instrument or matters which may properly come before the meeting.

Eurolife Building, Suite 3G
1 Corral Road
P.O. Box 515
Gibraltar

www.rochebay.gi

New aeromagnetic survey suggests significant upside to Roche Bay's Eastern orebodies.

Gibraltar, 1 August 2006:

Canadian iron ore junior, Roche Bay plc (US OTC: RCHBF, "Roche Bay" or "the company"), recently received the results of an aeromagnetic survey flown over the company's Adler, B and C orebodies, located on the Eastern side of the Melville Peninsula in the Nunavut territory. The results suggest Roche Bay's total Eastern mining leases could contain significantly more magnetite iron ore than previously estimated.

The aeromagnetic signature of Roche Bay's C orebody suggests a length of **5,100m and a width of well over 600m**, above previous estimates of 4,270m in length and 122m in width. Based on previous geological modelling assumptions (not to JORC code standards), Roche Bay's Eastern orebodies had been estimated to contain 1.2bn tonnes. Extensive drilling now needs to be conducted to JORC code standards before any updated estimates can legally be released.

Apart from registering the surprising size of the C orebody, the magnetic signature in the area covered by this latest aeromagnetic survey also points to the potential for the Adler, B and C orebodies to be part of one single continuous ore system below surface. This is consistent with previous geological interpretations garnered from earlier drilling. Ore tonnages several times beyond any previous estimates therefore are conceivable.

While the original C orebody estimate calculated a surface area of 52 hectares, the latest survey suggests the C orebody could be roughly 6 times larger, covering over **300** hectares. It is estimated that a single mine pit area can be delineated, containing enough ore to support a 40-year project, delivering 30 million tonnes/year of shippable product. Any mine would be further advantaged by a low strip ratio due to the significant outcropping across much of the orebody.

Chief Operating Officer, Danie Botes, says, "Now our priority is to commence drilling to establish what it is we are actually sitting on in terms of size, grade and level of impurities. At present we only have the results of very limited drilling that took place in the 1980's, consisting of 16 drill holes sunk into the Eastern orebodies, with only one hole testing depth down to 315 metres into the C orebody, and still in ore. Metallurgical testwork showed that the ore could be easily upgraded to a 67.3% Fe product (ground to -325 mesh) or to a 71.2% Fe product (ground to -400 mesh), using crushing and magnetic separation only, without the requirement for flotation. But it is essential we confirm this historical data with further drilling and metallurgical testwork to reduce the current level of uncertainty."

Roche Bay's Consulting Geologist, Hendrik Bosman, commenting on the results in his technical report said: "One geophysical figurative indicates that the C-ore body would be a good target for the initiation of drilling activities. The area shows considerable investigative opportunities."

Chief Executive Officer, Benjamin Cox, comments, "The indication that our Eastern orebodies are now much larger than previously envisaged significantly changes our view on the scale and importance of the Roche Bay project. We are no longer working on the basis of developing a stand-alone 8 million tonne concentrate and pellet operation. Consequently we have entered early-stage discussions with several parties with whom we may create a strategic partnership. We remain determined to maximise the value of our asset."

Roche Bay has an existing offtake and mine development option agreement with listed Anglo-Dutch company, Corus, the world's ninth-largest steelmaker, in exchange for joint venture equity ownership of the Eastern orebodies. The underlying business model for that arrangement assumed an 8m tonne/year project.

The company is cognisant of the fact that the potential quantity and grade targets mentioned in this release are conceptual in nature and that limited exploration drilling has been conducted on its leases to define a JORC compliant Mineral Resource. It remains uncertain whether further exploration will result in the determination of a Mineral Resource or Reserve on Roche Bay's mining leases. A program to conduct further drilling of up to 40,000m is planned for the latter part of 2006 and throughout 2007, as the necessary funding and drill rigs become available.

Roche Bay (US OTC: RCHBF) is an emerging iron ore company with a large resource base in Canada's northeast, in two groups of ore bodies: the Eastern which are the current focus and the Western ore bodies which will support an inter-generational life of mine. The project's key advantages include its low infrastructure development costs and its ability to ship product to Europe in under nine days. The Company is domiciled in Gibraltar. Its ultimate majority shareholder is Borealis Exploration Limited (US OTC: BOREF).

Please see the Company Website at www.rochebay.com for more details.

Eastern Ore Bodies - new dimensions: length / width resulting from aeromagnetic survey

Orebodies	Ore Body Dimensions
Orebody A	2,300m x 160m
Orebody B	4,029m x 350m
Orebody C	5,100m x 600m
Orebody D	1,525m x 125m
Orebody E	824m x 125m

Eastern Ore Bodies - original dimensions: length / width / depth (estimated)

Orebodies	Ore Body Dimensions
Orebody A	1,342m x 133m x 266m
Orebody B	1,830m x 159m x 318m
Orebody C	4,270m x 122m x 244m
Orebody D	1,525m x 125m x 250m
Orebody E	824m x 125m x 250m

Source: Roche Bay technical data

Note 1: a depth of twice the width was assumed for the purposes of Original tonnage calculations

Note 2: an in-situ density factor of 3.8t/m3 was assumed for the purposes of the Original tonnage calculations

For more information, please contact:

Melinda Moore
Finance Director and Chief Financial Officer
Roche Bay plc
Mobile: +44- 7726-875-478
Email: melinda@rochebay.com

Or

Timothy Grey
The Millbrook Partnership
10 Adam Street WC2N 6AA
timgrey@millbrookpartnership.com
DDI: + 44 (0) 20 7520 9457
Mob: + 44 (0) 7796 072298
Tel: + 44 (0) 20 7520 9455
Fax: + 44 (0) 20 7520 9456

Notes to Editors:

1.) Roche Bay holds seven 21-year renewable mining leases (Year: 2019/2021) across 10,973 acres (4,440 hectares).

2.) Previous geological estimates assumed Roche Bay's Eastern orebodies contained 1.2bn tonnes of resource; while its Western orebodies contained 3.4bln tonnes of resource (not to JORC standards).

3.) Roche Bay's latest aeromagnetic survey, flown in late June 2006, by Goldak Airborne Surveys, of Saskatoon, Saskatchewan, was completed on grid spacings of 200m, from a height of 80m, to confirm and expand previous aeromagnetic data collected in the 1970's, which had been completed on grid spacings of 2 kilometres, from a height of 200m.

4.) An aeromagnetic survey is a geophysical survey using a magnetometer aboard, or towed beneath, an aircraft. A magnetometer measures variations in the earth's magnetic field strength. Rocks containing larger amounts of magnetic minerals - such as magnetite - register a higher response on the magnetometer. In the case of magnetite ore, the strength of the magnetic reading is influenced by the abundance of the magnetite ore, the proximity of the ore to surface and it may be somewhat influenced by the thickness of the orebody.

5.) The iron formations on the Melville Peninsula belong to the Prince Albert Group and consist of highly metamorphosed and deformed volcanic and sedimentary rocks. These rocks are similar to the greenstone mineral belts found in Western Australia and Zimbabwe, in terms of the estimated age of their formation, basic geology and mineralogy. Small mineralogical differences define slight variations in the specific conditions of their formation.

6.) The purpose of the JORC - Australasian **Joint Ore Reserves Committee** - code is to provide a reliable standard for reporting exploration results, mineral resource and ore reserves. The code has become widely accepted as a standard for professional reporting purposes for international mining companies.

7.) Roche Bay's Eastern orebodies offer significant infrastructure and transport advantages for project development, given their location just 5-10km from tidewater. This removes the requirement for expensive rail or slurry pipeline transportation infrastructure. In addition, Roche Bay lies beside a natural harbour with more than 20m of water depth, enough to allow VLOC (250,000 DWT and above) capesize vessels to dock and load, without the need to incur port dredging capital costs. Meanwhile, Roche Bay is just under 9 days sailing time (3,050 nautical miles) from Rotterdam. These advantages potentially allow Roche Bay to market pellets competitively to major Western European steel makers on a landed-cost (cfr) basis.

Roche Bay Eastern Orebodies Project –
Proposed Development Timeline:

Stage I Concentrate / Pellet Plant Eastern Orebodies	
Year	**Stage I Development Activities**
2006-07	Pre-Feasibility (40,000m drilling)
2007-08	Feasibility (70,000m drilling)
2008-09	Equipment + Bulk Samples (40,000 t)
2009-10	Complete Permits / Commence Mine
2010	First Concentrate Shipments
2011	First Pellet Shipments

The information forming the basis for this summary was prepared by Hendrik Bosman, Consulting Geologist for Roche Bay plc who is a member of a Recognised Overseas Professional Organisation (ROPO), the South African Council for Natural Scientific Professionals (SACNASP). Hendrik Bosman has sufficient experience which is relevant to the style of mineralisation and type of iron ore deposit under consideration and to the activity for which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, and has consented to the inclusion of the above information in the form and context in which it appears.

A copy of Mr Bosman's geological report on the aeromagnetic survey results is available on request.